02 MAY 29 AM 11:07

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

02034449

SUPPL

File No. 82-4959

Date: 14 MAY 2002

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 33 OF 14.05.2002
Announcement No. 57

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Teo Joo Kim
Date of notice to company:	13/05/2002
Date of change of interest:	10/05/2002
Name of registered holder:	Jeki Private Limited
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	50,000
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.06 per share
No. of shares held before change:	4,026,222
% of issued share capital:	0.38
No. of shares held after change:	4,076,222
% of issued share capital:	0.39

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	3,802,246	223,976
% of issued share capital:	0.36	0.02
No. of shares held after change:	3,852,246	223,976
% of issued share capital:	0.37	0.02
Total shares:	3,852,246	223,976

Submitted by Ms Isoo Tan, Company Secretary on 14/05/2002 to the SGX